UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2024

Commission File Number: 001-41402

BRENMILLER ENERGY LTD.

(Translation of registrant’s name into English)

13 Amal St. 4th Floor, Park Afek

Rosh Haayin, 4809249 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

CONTENTS

On November 3, 2024, Brenmiller Energy Ltd. (the “Company”) entered into an amendment (the “Amendment Agreement”) to the private placement agreement with Alpha Capital Anstalt (“Alpha”), dated August 4, 2024 (the “Securities Purchase Agreement”). The Securities Purchase Agreement was previously announced by the Company on August 5, 2024.

Pursuant to the Amendment, the Company and Alpha have agreed to extend the time by which the Company shall obtain consent from an existing lender of the Company, in connection with the transactions contemplated by the Securities Purchase Agreement, from within 90 days of signing the Securities Purchase Agreement to within 120 days of signing the Securities Purchase Agreement.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-272377 and 333-273028) and Form S-8 (File Nos. 333-272266 and 333-278602), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
10.1	Amendment No. 1 to the Securities Purchase Agreement, dated November 3, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brenmiller Energy Ltd.

Date: November 6, 2024	By:	/s/ Ofir Zimmerman
		Name:	Ofir Zimmerman
		Title:	Chief Financial Officer

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